                                                      --------------------------
                                                            OMB APPROVAL
                                                      --------------------------
                                                      OMB NUMBER: 3235-0145
                                                      --------------------------
                                                      EXPIRES: OCTOBER 31, 2002
                                                      --------------------------
                                                      ESTIMATED AVERAGE BURDEN
                                                      HOURS PER RESPONSE...10.7
                                                      --------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*


                             INTERGRAPH CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, $.10 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   458683109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               DECEMBER 31, 2004
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

          [_] RULE 13D-1(B)

          [X] RULE 13D-1(C)

          [_] RULE 13D-1(D)


----------
* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 458683109                   13G                     PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     KENSICO CAPITAL MANAGEMENT COMPANY
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (A)  [_]
                                                                        (B)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES      2,729,271
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY     0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING    2,729,271
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH       0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,729,271
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [X]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     8.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 458683109                   13G                     PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     MICHAEL LOWENSTEIN
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (A)  [_]
                                                                        (B)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES      2,729,271
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY     0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING    2,729,271
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH       0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,729,271
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [X]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     8.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


     IN; HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 458683109                   13G                     PAGE 4 OF 10 PAGES

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     THOMAS J. COLEMAN
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (A)  [_]
                                                                        (B)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES      2,780,919
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY     0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING    2,780,919
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH       0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,780,919
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     8.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


     IN; HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)         NAME OF ISSUER:

                  Intergraph Corporation (the "Issuer")

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  One Madison Industrial Park IW 2000, Huntsville, Alabama 35894-0001

ITEM 2(A)         NAME OF PERSON FILING:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Kensico Capital Management Company ("Kensico Capital Management");

                  ii)      Michael Lowenstein ("Mr. Lowenstein"); and

                  iii)     Thomas J. Coleman ("Mr. Coleman").

                  This statement relates to shares (as defined herein) held for the accounts of Kensico Partners, L.P., a Delaware limited partnership ("Kensico Partners"), Kensico Associates, L.P., a Delaware limited partnership ("Kensico Associates"), Kensico Offshore Fund, Ltd., a limited liability company organized under the laws of the Cayman Islands, B.W.I. ("Kensico Offshore"), and Kensico American-Drawdown Fund, L.P., a Delaware limited partnership ("Kensico Drawdown" and, together with Kensico Partners, Kensico Associates and Kensico Offshore, the "Funds"). Kensico Capital Management serves as investment manager to the Funds and, in such capacity, may be deemed to have voting and dispositive power over the Shares held for the accounts of the Funds. Kensico Capital LLC, a Delaware limited liability company ("Kensico Capital"), serves as General Partner of the Funds, other than Kensico Offshore. Mr. Lowenstein and Mr. Coleman serve as Co-Presidents of Kensico Capital Management and are Managing Members of Kensico Capital.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal business office of each of the Reporting Persons is 200 Park Avenue, Suite 3300, New York, N.Y. 10166.

ITEM 2(C)         CITIZENSHIP:

                  1)       Kensico Capital Management is a Delaware corporation;

                  2)       Mr. Lowenstein is a citizen of the United States; and

                  3)       Mr. Coleman is a citizen of the United States.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common stock , $0.10 par value per share (the "Shares").

ITEM 2(E)         CUSIP NUMBER:

                  458683109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR(C), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

                  1) As of December 31, 2004, each of Kensico Capital Management and Mr. Lowenstein may be deemed to be the beneficial owner of the 2,729,271 Shares held for the accounts of the Funds.

                  2) As of December 31, 2004, Mr. Coleman may be deemed to be the beneficial owner of 2,780,919 Shares. This amount consists of (A) 2,729,271 Shares held for the accounts of the Funds and (B) 51,648 Shares held for the account of Mr. Coleman's personal account.

ITEM 4(B)         PERCENT OF CLASS:

                  1) The number of Shares of which each of Kensico Capital Management and Mr. Lowenstein may be deemed to be the beneficial owner constitutes 8.3% of the total number of Shares outstanding (based upon information provided by the Issuer in its September 30, 2004 Form 10 -Q), the number of Shares outstanding was 33,021,000 as of September 30,2004.

                  2) The number of Shares of which Mr. Coleman may be deemed to be the beneficial owner constitutes 8.4% of the total number of Shares outstanding.

ITEM 4(C)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         Kensico Capital Management
         --------------------------

         (i)      Sole power to vote or direct the vote:               2,729,271

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition
                  of                                                   2,729,271

         (iv)     Shared power to dispose or to direct the
                  disposition of                                               0

         Mr. Lowenstein
         --------------

         (i)      Sole power to vote or direct the vote:               2,729,271

         (ii)     Shared power to vote or to direct to vote                    0

         (iii)    Sole power to dispose or to direct the disposition
                  of                                                   2,729,271

         (iv)     Shared power to dispose or to direct the
                  disposition of                                               0

         Mr. Coleman
         -----------

         (i)      Sole power to vote or direct the vote:               2,780,919

         (ii)     Shared power to vote or to direct to vote:                   0

         (iii)    Sole power to dispose or to direct the disposition
                  of                                                   2,780,919

         (iv)     Shared power to dispose or to direct the
                  disposition of                                               0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  This Item 5 is not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  (i) The partners of Kensico Partners have the right to participate in the receipt of dividends from, the proceeds from the sale of, the Shares held by Kensico Partners in accordance with their partnership interests in Kensico Partners.

                  (ii) The partners of Kensico Associates have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Kensico Associates in accordance with the partnership of Kensico Associates.

                  (iii) The shareholders of Kensico Offshore have the right to participate in the receipt of dividends from, or proceeds from the sale of , the Shares held by Kensico Offshore in accordance with their ownership interests of Kensico Offshore.

                  (iv) The partners of Kenisco Drawdown have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Kensico Drawdown in accordance with their partnership interests in Kensico Drawdown.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF  THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10.          CERTIFICATION:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:    February 14, 2005                   KENSICO CAPITAL MANAGEMENT COMPANY


                                             By: /s/ Michael Lowenstein
                                                --------------------------------
                                             By: Michael Lowenstein
                                                 Authorized Signatory


Date:    February 14, 2005                   MICHAEL LOWENSTEIN

                                             /s/ Michael Lowenstein
                                             -----------------------------------


Date:    February 14, 2005                   THOMAS J. COLEMAN

                                             /s/ Thomas J. Coleman
                                             -----------------------------------

                                 EXHIBIT INDEX


                                                                         Page No
                                                                         -------

A.       Joint Filing Agreement dated as of December 31, 2004, by and among Kensico Capital Management Company, Mr. Michael
         Lowenstein, and Mr. Thomas J. Coleman .........................   10

                                   EXHIBIT A


                             JOINT FILING AGREEMENT

     The undersigned hereby agree that this statement on Schedule 13G with respect to the common stock of Intergraph Corporation, dated as of December 31, 2004 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d--1(k) under the Securities Exchange Act of 1934.




Date:    February 14, 2005                   KENSICO CAPITAL MANAGEMENT COMPANY


                                             By: /s/ Michael Lowenstein
                                                 -------------------------------
                                             By: Michael Lowenstein
                                                 Authorized Signatory


Date:    February 14, 2005                   MICHAEL LOWENSTEIN

                                             /s/ Michael Lowenstein
                                             -----------------------------------


Date:    February 14, 2005                   THOMAS J. COLEMAN

                                             /s/ Thomas J. Coleman
                                             -----------------------------------